

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2018

L. Brooks Mallard
Chief Financial Officer
JELD-WEN Holding, Inc.
2645 Silver Crescent Drive
Charlotte, North Carolina 28273

      Re: JELD-WEN Holding, Inc.
          Form 10-K for the year ended December 31, 2017
          Filed March 6, 2018
          File No. 1-38000

Dear Mr. Mallard:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction